Exhibit 99.1

BROOKFIELD RESIDENTIAL SHAREHOLDERS APPROVE GOING PRIVATE
TRANSACTION WITH BROOKFIELD ASSET MANAGEMENT

Calgary, Alberta, March 10, 2015 - Brookfield Residential Properties Inc. (“Brookfield Residential”) (BRP: NYSE/TSX) announced today that it has received shareholder approval for the going private transaction pursuant to which 1927726 Ontario Inc., a wholly owned subsidiary of Brookfield Asset Management Inc., will acquire all of the issued and outstanding common shares of Brookfield Residential  that Brookfield Asset Management Inc. and its affiliates do not already own for cash consideration of US$24.25 per Common Share by way of a plan of arrangement (the “Arrangement”).  Approval was given at a special meeting of Brookfield Residential shareholders held in Toronto, Ontario on March 10, 2015 (the “Meeting”).

At the Meeting, approximately 99.91% of the votes cast by all Brookfield Residential shareholders, and 99.64% of votes cast by Brookfield Residential shareholders other than shareholders whose votes were required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, were voted in favour of the Arrangement.

The closing of the Arrangement is subject to the satisfaction of certain other closing conditions customary in a transaction of this nature, including the final court order.  Assuming that these conditions are satisfied, it is expected that the closing of the Arrangement will be completed prior to the end of March 2015.

Further information regarding the Meeting and the Arrangement are contained in Brookfield Residential’s management information circular, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Brookfield Residential’s website at www.brookfieldrp.com.  A copy of Brookfield Residential’s Schedule 13E-3 going private transaction statement is also available on EDGAR at www.sec.gov.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets.  We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division.  We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures.  Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:
Nicole French Investor Relations Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com

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Forward-looking statements: This press release may contain forward-looking information or forward-looking statements (collectively referred to as “forward-looking statements”), including statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential”, or the negative thereof or other variations thereof or comparable terminology.  Such forward-looking statements may include, without limitation, statements regarding the completion of the proposed transaction and other statements that are not historical facts.  While such forward-looking statements are expressed by Brookfield Residential, as stated in this release, in good faith and believed by Brookfield Residential to have a reasonable basis, they are subject to important risks and uncertainties including, without limitation, necessary court approval and the satisfaction or waiver of certain other conditions contemplated by the arrangement agreement, dated December 23, 2014 (as amended on February 9, 2015), between Brookfield Residential, Brookfield Asset Management Inc. and 1927726 Ontario Inc., and changes in applicable laws or regulations, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements.  As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events.  These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties.  Brookfield Residential is not affirming or adopting any statements made by any other person in respect of the proposed transaction and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law or to comment on expectations of, or statements made by any other person in respect of the proposed transaction.  Investors should not assume that any lack of update to a previously issued forward-looking statement constitutes a reaffirmation of that statement.  Reliance on forward-looking statements is at investors’ own risk.